Exhibit 99.1

THE GROWHUB LIMITED

incorporated in the Cayman Islands

Company No. 408949

(the Company)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Articles 17.3 and 18.1 of the Memorandum and Articles of Association of the Company (the Articles) that the extraordinary general meeting of the Company will be held on 12 November 2026 at the time specified below, virtually at the following link:

Meeting link: https://teams.microsoft.com/meet/46516607580667?p=9qPdaB1JHbfQdqk9tX

Meeting ID: 465 166 075 806 67

Passcode: Zz9nf9He

Time: 10.30 am (Singapore time)

Holders of record of the Company’s Class A Shares and Class B Shares at the close of business on 21 October 2026 (U.S. Eastern Time) (the Record Date) will be entitled to notice of, and to vote at, the meeting described below and any adjournment or postponement thereof.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS BELOW.

Proposal No	Proposal
1

To consider and approve by ordinary resolution a reverse share split of the Company’s authorised issued and unissued Class A Shares and Class B Shares by way of a consolidation at a ratio of 1-for-10 (the Ratio), such that every ten (10) authorised issued and unissued Class A Shares and every ten (10) authorised issued and unissued Class B Shares of a nominal or par value of US$0.0005 each in the capital of the Company be consolidated into one (1) Class A Share or one (1) Class B Share (as applicable) of a nominal or par value of US$0.005 each, and accordingly, the authorised share capital of the Company be changed:

FROM: US$2,525,000 divided into 5,050,000,000 Ordinary Shares of a nominal or par value of US$0.0005 each, comprising 5,000,000,000 Class A Shares of a nominal or par value of US$0.0005 each and 50,000,000 Class B Shares of a nominal or par value of US$0.0005 each;

TO: US$2,525,000 divided into 505,000,000 Ordinary Shares of a nominal or par value of US$0.005 each, comprising 500,000,000 Class A Shares of a nominal or par value of US$0.005 each and 5,000,000 Class B Shares of a nominal or par value of US$0.005 each,

(the Reverse Share Split).

2

To consider and approve, by ordinary resolution, that, in respect of any fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split, if so determined by the directors in their sole discretion, the directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split, including but without prejudice to the generality of the foregoing, capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent permitted by applicable laws) whether or not the same is available for distribution, and applying such sum in paying up unissued Class A Shares and Class B Shares to be issued to shareholders of the Company, so as to round up to the nearest whole share any fraction of a Class A Share or Class B Share (as applicable) issued to or registered in the name of such shareholders following or as a result of the Reverse Share Split, such that each shareholder receives shares of the same class as the shares held by it immediately prior to the Reverse Share Split.

3

To consider and approve, by special resolution, the adoption of the Third Amended and Restated Memorandum and Articles of Association in the form provided in the following link: https://www.transhare.com/growhub (the Amended MAA) in replacement of the Second Amended and Restated Memorandum and Articles of Association as adopted by special resolution on 5 August 2026 to reflect the Reverse Share Split.

4

To consider and approve, by ordinary resolution, the authorisation of the directors to do all other acts and things as the directors consider necessary or desirable in connection with the Reverse Share Split and the adoption of the Amended MAA, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

[signature page to follow]

1

/s/ Chan Choon Yew, Lester
21 October 2026

Signed by

Chan Choon Yew, Lester

Chairman

2